

March 3, 2011

Harold M. Stratton II
Chief Executive Officer
Strattec Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

   Re: **Strattec Security Corporation**
       Form 10-K for the Fiscal Year Ended June 27, 2010
       Filed on September 1, 2010
       Definitive Proxy Statement on Schedule 14A
       Filed on September 1, 2010
       File No. 000-25150

Dear Mr. Stratton:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Max A. Webb
          Assistant Director

cc: Harold M. Stratton II
    via fax (414) 247-3329